Ms. Jan Woo

Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

October 27, 2022

Re:	Graze, Inc.
Amendment No. 2 to Offering Statement Filed on Form 1-A Filed Oct. 27, 2022
File No. 024-11982

Dear Ms. Woo:

On behalf of Graze, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 12:00pm, Eastern Time, on Monday, October 31, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ John Vlay

John Vlay

Chief Executive Officer

Graze, Inc.